Eclipse Diagnostics Inc.



ANNUAL REPORT

750N San Vicente Blvd.
90069 Los Angeles, CA
(213) 326 - 7784
www.eclipsedx.com
This Annual Report is dated June 12, 2020.

BUSINESS

Eclipse Diagnostics is a biotechnology company focused on developing solutions for rapid testing in medical and non-medical applications. Eclipse Diagnostics was founded with the aim of developing a rapid testing device to monitor the risk of stroke and prevent stroke at home, based on our licensed patented technology. Eclipse Diagnostics launched its first StartEngine campaign in February 2018 to secure funds to develop the stroke testing product and bring it to market. In our first campaign we raised $171,750 from 94 investors. Since medical devices require significant capital investment, a long time to develop as well as regulatory approval (ie. FDA certification), we decided to introduce a new product to our portfolio with the goal to generate early revenue and help support medical device research and development activities. We are currently finalizing the development and validation of a rapid, handheld testing device for measuring the levels of cannabinoids in plants and products. We started our second Reg CF campaign with StartEngine on April 11, 2019 and have raised $179,058 from 151 investors.

Previous Offerings

During the period ended December 31, 2018, the Company issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 17,175 shares of common stock at $10 per share, yielding gross proceeds of $171,750.

During 2019, the Company issued 5,750 shares of Common Stock at $10.00 per share for gross proceeds of $57,500.

The Company also issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 10,382 shares of common stock at $11 per share, yielding gross proceeds of $114,202.

As of December 31, 2019 and 2018, 1,033,307 and 1,017,175 shares of common stock were issued and outstanding, respectively.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $1,346 of cash as of December 31, 2019, has a net loss of $158,280 for the year ended December 31, 2019, and has not generated profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We anticipate we will start generating revenue in 2020, principally from the sales of the handheld cannabis testing device and related consumables and from consulting. Research and development costs are expensed as incurred with such expenses totaling $64,177 as of December 31, 2019 and we anticipate our research and development costs will increase in 2020 due to the laboratory validations, additional prototyping, product manufacturing and final product launch of our handheld cannabis testing device.

To secure additional funding, Eclipse Diagnostics has entered into a term sheet agreement with BluFlame Ventures, a Delaware Corporation, to raise a total of $1.5 million. However, no actionable progress has been made so far.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. We anticipate our organizational costs, including accounting fees, legal fees are going to increase in 2020 due to anticipated increased activity and launch of a new product in our portfolio: handheld cannabis testing devices. Our handheld cannabis testing device launch was delayed in 2019 due to several factors, primarily due to the high variability in standards and quality of reference laboratories that are required to calibrate the device. We have identified key laboratories that we anticipate will fit the criteria of high performance and their acceptance in the industry.

On January 7, 2019, the Company entered into a technology purchase agreement with another party to purchase the rights for development and commercialization of a handheld spectrometer device, method, and mobile application. This purchase agreement requires the Company to pay a total of $180,000 during 2019 (30% by March 31, 2019, 40% by July 30, 2019, and 30% by October 30, 2019), or sooner if and when funding is secured. The agreement also requires the Company to pay a royalty of 9% of net sales (as defined in the technology purchase agreement) quarterly throughout the term of the agreement. The Company has obligations to manufacture certain elements of the product. The Company made no payments in 2019 and currently in the process of renegotiating the terms of the purchase agreement.

Historical results and cash flows:
We estimate that in 2020 we will utilize at least 50% of funds raised for research and development of our products and salaries. We will also invest in strengthening our legal and intellectual property protection.
We estimate that in 2020 we will start selling our handheld cannabis testing device and that we will see first revenue from the third quarter onwards. Our goal is to be cash flow positive in 2021.

Liquidity and Capital Resources

As of June 12, 2020 we have $53,843 cash on hand. The Company intends to raise additional funds through equity financing.

Debt

Creditor: Luka Fajs
Amount Owed: $2471 Interest Rate: 0.0%
Maturity Date: December 31, 2020 Unpaid salary difference

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert S. Marks
Robert S. Marks's current primary role is with Ben-Gurion University of the Negev. Robert S. Marks currently services Estimated at 10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Scientist, Director
Dates of Service: February 05, 2018 - Present
Responsibilities: Robert's primary role is establishing scientific research collaboration, evaluation of research and development results and future development activities, business and scientific advice, he also serves as a director in the company and therefore involved in decision-making in the company.

Other business experience in the past three years:
Employer: Ben-Gurion University of the Negev
Title: He is a Full Professor at the Ben-Gurion University of the Negev, Israel, at the Department of Biotechnology Engineering, The National Institute for Biotechnology in the Negev and the Ilse Kats Centre for Nanotechnology
Dates of Service: May 05, 2011 - Present
Responsibilities: He is a Full Professor

Name: Luka Fajs
Luka Fajs's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, CEO, Director
Dates of Service: February 05, 2018 - Present

Responsibilities: The primary responsibilities are managing the day to day activities in the company, leading the development work, acquisition of initial customers, overseeing finances of the company, overseeing the operations of the company, etc.

Other business experience in the past three years:
Employer: Biosensorix Pte. Ltd.
Title: CEO and Director
Dates of Service: December 11, 2014 - June 12, 2018
Responsibilities: CEO and Director of Biosensorix Pte. Ltd., Singapore - research and development of medical devices for rapid detection and quantification of disease biomarkers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount				
Balance at February 5, 2018 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	1,000,000	50,000	-	(49,450)	-	550
Issuance of common stock to investors	17,175	859	170,891	-	-	171,750
Offering costs	-	-	(18,781)	-	-	(18,781)
Net loss	-	-	-	-	(146,628)	(146,628)
Balance at December 31, 2018	1,017,175	50,859	152,110	(49,450)	(146,628)	6,891
Issuance of common stock to investors	16,132	807	170,895	-	-	171,702
Offering costs	-	-	(16,183)	-	-	(16,183)
Net loss	-	-	-	-	(158,280)	(158,280)
Balance at December 31, 2019	1,033,307	$ 51,666	$ 306,822	$ (49,450)	$ (304,908)	$ 4,130

RELATED PARTY TRANSACTIONS

Name of Entity: Biosensorix Pte. Ltd.
Names of 20% owners: Robert S. Marks, Luka Fajs
Relationship to Company: Research and Development partner, Holds the electro-lateral flow patent license, Business development partner

Nature/ amount of interest in the transaction: Biosensorix Pte. Ltd. provides research and development as well as business development and other related services to Eclipse Diagnostics. Eclipse Diagnostics Inc. has signed a licensing agreement with Biosensorix Pte. Ltd. for the core electro-lateral flow patent (1201508541). The license allows Eclipse Diagnostics Inc. to develop, use, sell the subject technology in any relevant field, in the territory of the USA, for the period of the patent. Prof. Robert S. Marks is listed as a co-inventor of the above patent and is eligible to receive a portion of the royalties collected by NTU/BGU as per individual university policy and as per share of the patent as determined by both Universities. Eclipse Diagnostics Inc., will pay Biosensorix Pte. Ltd. 2% royalties in respect of all sales, leases or other transfers of the products based on the above patent during the term of the patent. Eclipse Diagnostics Inc. will also pay the following milestone payments: (a) US Dollars ten thousand ($10,000) to be paid upon raising $100,000; (b) US Dollars forty-five thousand ($45,000) to be paid upon raising $500,000; (c) US Dollars seventy-five thousand ($75,000) to be paid upon raising $1,000,000; (d) US Dollars twenty-five thousand ($25,000) per every US Dollars five hundred thousand ($500,000) private capital raised following the first $1,000,000 raised and until achieving performance milestone; approval from a state level health service administration (e.g. Food and Drug Administration of the United States, and their equivalents) of the diagnostic kit. Dr. Luka Fajs holds 10.9% equity share in Biosensorix Pte. Ltd. and is the CEO of Biosensorix Pte. Ltd. Prof. Robert S. Marks holds 58.6% equity share in Biosensorix Pte. Ltd. and is the Chief Scientist at Biosensorix Pte. Ltd. Dina Mandic holds 0.45% equity share in Biosensorix Pte. Ltd. Tina Semolic is an advisor at Biosensorix Pte. Ltd.

Material Terms: Total of $54,587.46 research and development, business development, Intellectual property / licensing costs in 2019.

OUR SECURITIES

Our authorized capital stock consists of 1,200,000 shares of common stock, par value $0.05 per share. As of December 31, 2019, 1,033,307 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

ECLIPSE DIAGNOSTICS INC.

By   /s/

Name   Dr. Luka Fajs
:

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Luka Fajs , Principal Executive Officer of Eclipse Diagnostics Inc., hereby certify that the financial statements of Eclipse Diagnostics Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

Eclipse Diagnostics, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2019 and 2018

ECLIPSE DIAGNOSTICS, INC.

TABLE OF CONTENTS

ECLIPSE DIAGNOSTICS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,346	$ 8,952
Accounts receivable	5,475	-
Escrow receivable	5,673	3,714
Total Current Assets	12,494	12,666
TOTAL ASSETS	$ 12,494	$ 12,666
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 5,893	$ 1,353
Due to related party	2,471	4,422
Total Current Liabilities	8,364	5,775
Stockholders' Equity:		
Common Stock, $0.05 par, 1,200,000 shares authorized, 1,033,307 and 1,017,175 shares issued and outstanding as of December 31, 2019 and 2018, respectively	51,666	50,859
Additional paid-in capital	306,822	152,110
Stock subscription receivable	(49,450)	(49,450)
Accumulated deficit	(304,908)	(146,628)
Total Stockholders' Equity	4,130	6,891
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,494	$ 12,666

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ECLIPSE DIAGNOSTICS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019 and for the period from February 5, 2018 (inception) to December 31, 2018

	2019	2018
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	99,685	43,994
Sales & marketing	10,418	12,767
Research & development	64,177	89,867
Total Operating Expenses	174,280	146,628
Loss from operations	(174,280)	(146,628)
Other Income (Expense):		
Other income	16,000	-
Total Other Income (Expense)	16,000	-
Provision for Income Taxes	-	-
Net loss	$ (158,280)	$ (146,628)

ECLIPSE DIAGNOSTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the year ended December 31, 2019 and for the period from February 5, 2018 (inception) to December 31, 2018

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount				
Balance at February 5, 2018 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	1,000,000	50,000	-	(49,450)	-	550
Issuance of common stock to investors	17,175	859	170,891	-	-	171,750
Offering costs	-	-	(18,781)	-	-	(18,781)
Net loss	-	-	-	-	(146,628)	(146,628)
Balance at December 31, 2018	1,017,175	50,859	152,110	(49,450)	(146,628)	6,891
Issuance of common stock to investors	16,132	807	170,895	-	-	171,702
Offering costs	-	-	(16,183)	-	-	(16,183)
Net loss	-	-	-	-	(158,280)	(158,280)
Balance at December 31, 2019	1,033,307	$ 51,666	$ 306,822	$ (49,450)	$ (304,908)	$ 4,130

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

ECLIPSE DIAGNOSTICS, INC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019 and for the period from February 5, 2018 (inception) to December 31, 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (158,280)	$ (146,628)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(5,475)	-
Increase/(Decrease) in accounts payable	4,540	1,353
Net Cash Used in Operating Activities	(159,215)	(145,275)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	169,743	168,586
Proceeds from/(repayment of) related party advances	(1,951)	4,422
Offering costs	(16,183)	(18,781)
Net Cash Provided By Financing Activities	151,609	154,227
Net Change In Cash	(7,606)	8,952
Cash at Beginning of Period	8,952	-
Cash at End of Period	$ 1,346	$ 8,952
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ECLIPSE DIAGNOSTICS, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018, for the year ended December 31, 2019, and for the period from
February 5, 2018 (inception) to December 31, 2018

NOTE 1: NATURE OF OPERATIONS

Eclipse Diagnostics, Inc. (the "Company"), is a corporation formed on February 5, 2018 under the laws of Delaware. The Company was formed to do a research and development of medical devices for sales within the United States of America market. The Company will be developing a home testing device to monitor the risk of brain stroke.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $1,346 of cash as of December 31, 2019, has a net loss of $158,280 for the year ended December 31, 2019, and has not generated profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents and Concentration of Cash Balance</u>

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

<u>Accounts Receivable and Allowance for Doubtful Accounts</u>

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, no allowances were necessary against the accounts receivable balances.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

<u>Stock Subscription Receivable</u>

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet. There is a $49,450 stock subscription receivable recorded on the books as of December 31, 2019 and 2018. The Company intends to forgive this obligation.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenues have been earned or recognized as of December 31, 2019 or 2018, aside from other income, which pertains to income derived from preparing marketing materials and development of an employee management tool.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred with such expenses totaling $64,177 and $89,867 for the periods ended December 31, 2019 and 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $339,321 and $165,289 as of December 31, 2019 and 2018, respectively. The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $97,954 and $46,254 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,200,000 shares of $0.05 par value common stock. The Company has reserved 100,000 shares of common stock for its Stock Option Plan, which has not yet been adopted.

The Company issued common stock to its two founders. A total of 1,000,000 shares of common stock were issued to these stockholders for a total cash consideration of $550. Due to the Company's $0.05 par value, the Company determined that the agreed upon issuance price was below its common stock's par value and therefore recorded the issuances at par value with a $49,450 stock subscription receivable comprising the difference between the actual and agreed upon paid-in capital on these stock issuances and the par value. The Company intends to forgive this stock subscription receivable in 2020.

During the period ended December 31, 2018, the Company issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 17,175 shares of common stock at $10 per share, yielding gross proceeds of $171,750.

During 2019, the Company issued 5,750 shares of Common Stock at $10.00 per share for gross proceeds of $57,500. The Company also issued common stock to investors in a Regulation Crowdfunding offering. The

Company issued 10,382 shares of common stock at $11 per share, yielding gross proceeds of $114,202.

As of December 31, 2019 and 2018, 1,033,307 and 1,017,175 shares of common stock were issued and outstanding, respectively.

NOTE 5: DUE TO RELATED PARTY

A related party to the Company has advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2019 and 2018 was $2,471 and $4,422, respectively. The balance is considered payable on demand and does not bear interest.

NOTE 6: LICENSING AND TECHNOLOGY PURCHASE AGREEMENTS

Licensing Agreement

On February 8, 2018, the Company entered into licensing agreement with another party (the "Licensor"). The agreement granted the Company the exclusive right to use the invention and licensed patents in accordance with the agreement in the United States of America for a term expiring upon the expiration of the patents, unless terminated earlier under provisions of the agreement. This licensing agreement requires the Company to achieve certain milestones, as follows: a) raise $100,000 of capital within six months, and pay the Licensor a fee of $10,000 from such funds; b) raise $500,000 of capital within 12 months, and pay the Licensor a fee of $45,000 from such funds; c) raise $1,000,000 of capital within 24 months, and pay the Licensor a fee of $75,000 from such funds; d) obtain approval from appropriate government authorities related to the patents within 10 years; and e) pay the licensor $25,000 for each $500,000 of additional capital raised over $1,000,000 up until the approvals in item "d" are obtained. The Company's rights under this agreement become non-exclusive should it fail to meet any of these milestones. The agreement also requires the Company to pay a royalty of 2% of net sales (as defined in the licensing agreement) annually throughout the term of the agreement.

Technology Purchase Agreement

On January 7, 2019, the Company entered into technology purchase agreement with another party to purchase the rights for development and commercialization of a handheld spectrometer device, method, and mobile application. This purchase agreement requires the Company to pay a total of $180,000 during 2019 (30% by March 31, 2019, 40% by July 30, 2019, and 30% by October 30, 2019), or sooner if and when funding is secured. The agreement also requires the Company to pay a royalty of 9% of net sales (as defined in the technology purchase agreement) quarterly throughout the term of the agreement. The Company has obligations to manufacture certain elements of the product. The Company made no payments in 2019 and currently in the process of renegotiating the terms of the purchase agreement.

ECLIPSE DIAGNOSTICS, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018, for the year ended December 31, 2019, and for the period from February 5, 2018 (inception) to December 31, 2018

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Forgiveness of Stock Subscription Receivable

The $49,450 stock subscription receivable balance as of December 31, 2018 was created by inadvertent agreement terms related to the issuance of the founders' stock issuances. The Company intends to forgive this obligation during 2020.

Regulation Crowdfunding Offering

Subsequent to December 31, 2019, the Company issued 5,869 share of its common stock to investors in a Regulation Crowdfunding offering at $11 per share, yielding gross proceeds of $64,856.

Management's Evaluation

Management has evaluated subsequent events through May 5, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.